Media Release

Rio Tinto appoints new chief executive of Aluminium business

27 May 2014

Rio Tinto has appointed Alfredo Barrios as chief executive of its Aluminium business. He will succeed Jacynthe Cote who will leave the business for personal reasons to pursue other interests.

Alfredo will assume the role on 1 June 2014 and join the Executive Committee on this date. He will be based in Montreal, subject to obtaining all necessary immigration approvals from the Canadian authorities. Jacynthe will continue in an advisory role until 1 September 2014 in order to ensure a smooth transition.

Alfredo Barrios’ most recent role was Executive Director and Executive Vice President Downstream at the joint venture TNK-BP, one of Russia’s biggest vertically integrated oil and gas companies, where he was responsible for the refining, trading, supply, logistics, and marketing businesses. He joined BP in 1992 and has enjoyed a varied and distinguished career including senior leadership roles in the United Kingdom, United States, Russia and Continental Europe. He has a strong track record of successfully delivering sustained safety and business performance, large capital intensive projects and international government relations.

Rio Tinto chief executive Sam Walsh said “Jacynthe has long been a key member of Rio Tinto’s leadership team and has enjoyed a successful career with Rio Tinto and Alcan spanning more than 25 years. The ongoing improvement in the performance of the Aluminium business is testimony to her commitment to the business throughout her career. I would like to offer her my personal thanks and best wishes for the future.”

“We are delighted to welcome Alfredo to Rio Tinto who will undoubtedly bring renewed vigour and experience to our Aluminium business. I am confident he will build on the foundations Jacynthe and her team have put in place and drive further improvement in delivering increased value from the business. I also look forward to the new insight he can bring as a member of my executive team”.

All other Group executive roles remain unchanged.

Notes for editors:

Alfredo Barrios, 48, joins Rio Tinto after a wide-ranging career in leadership positions with BP. Before his role on the Management Board of TNK-BP he led BP’s operations in Spain and Portugal where he was responsible for establishing and developing the Fuels Value Chain organisation, and leading the repositioning of the businesses. He combined this with the roles of BP Head of Country Spain, President of the Spanish National Oil Industry Association (AOP), and board member and Chairman of the Audit Committee of CLH. He has a broad background in BP's downstream operations having had assignments in Trading, Supply, Logistics, Retail, B2B Marketing, Strategy and Planning and Performance Management, working in the United Kingdom, United States, Russia and Continental Europe.

Alfredo has a first-class degree with honours in Physics from Imperial College, London, and a PhD in Energy Economics from the University of Cambridge. He also has a MSc in Management (Sloan Fellow) from Stanford University.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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